UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

E-House (China) Holdings Ltd.

File No. 005-83544 - CF#29570

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Kanrich Holding Limited and Xin Zhou submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D filed on April 1, 2013 relating to their beneficial ownership shares of E-House (China) Holdings Ltd.

Based on representations by Kanrich Holding Limited and Xin Zhou that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.D	through March 22, 2015
Exhibit 99.E	through March 22, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions